[LOGO OF PERMAFIX(R) ENVIRONMENTAL SERVICES]

June 24, 2005


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549
Attn:  John Cash

Re: Perma-Fix Environmental Services, Inc.; Form 10-K for fiscal year ended December 31, 2004 and Form 10-Q for fiscal quarter ended March 31, 2005; file No. 1-11596

Dear Ladies and Gentlemen:

The following are responses to the comments of the Securities and Exchange Commission (the "SEC") with respect to Perma-Fix Environmental Services, Inc. (the "Company") Form 10-K for the year ended December 31, 2004, File No. 1-11596 (the "Form 10-K"), and Form 10-Q for the quarter ended March 31, 2005 (the "Form 10-Q"), File No. 1-11596, that we received by letter dated June 10, 2005 (the "Comment Letter"). The SEC's comments and the Company's responses thereto are set forth below; numbered as such comments were numbered in the Comment Letter. Page numbers referenced in responses indicate the pages of each respective document. As denoted by the comment letter, revisions requested in the comment letter will be included in our future filings beginning with, to the extent practical, our Form 10-Q for the quarter ended June 30, 2005.

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2004

Contractual Obligations, page 32

1. Please revise your table of contractual cash obligations to also include the following:
     (a) Estimated interest payments on your variable rate debt;

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Securities and Exchange Commission
June 24, 2005
Page 2

     (b) Estimated payments under interest rate swap agreements; and
     (c) Required ongoing environmental remediation efforts.

     Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:         (a) We will begin to include the estimated interest payments of our variable rate debt in our next quarterly report on Form 10-Q for the period ended June 30, 2005. We will disclose the assumptions utilized to develop such estimates, including interest rates and revolving loan balances.

                  (b) Our interest rate swap payments for the quarter ended
                      March 31, 2005, was approximately $14,000 and we estimate the payment for the quarter ended June 30, 2005 to be approximately $12,000. In addition the interest rate swap agreement terminates in December 2005. As such we feel the amounts remaining are insignificant to the table and do not see the benefit to including this amount.

                  (c) In an attempt to reduce redundancy in our filing, we had not included the estimated spending on the current environmental remediation, in this section, Contractual Obligations, as it is also on pages 36 and 37 under the heading Environmental Contingencies. We will include the environmental contingency totals in the contractual obligations table, but we propose to continue our presentation and assumptions of environmental remediation issues as a separate disclosure.

                      The contractual obligation table is presented below for the fiscal year ended December 31, 2004, as if the changes were made at that time. The footnotes to the table are omitted except where new footnotes are added. All changes to the disclosure are highlighted in bold letters.

                                                                                      Payments due by period
                                                                          -----------------------------------------------
                                                                             Less
                                                                             than        1-3          4-5        After
                      Contractual Obligations                  Total        1 year      years        years      5 years
                      ----------------------------------     ----------   ----------  ----------   ----------  ----------
                      Long-term debt                         $   18,956   $    6,376  $   12,556   $       24  $       --
                      Interest on long-term debt (1)              1,322           --          --        1,322          --
                      Interest on variable rate debt (5)          1,919          634       1,285           --          --
                      Operating leases                            3,506        1,433       2,042           31          --
                      Finite risk policy (2)                      8,030        1,004       3,011        2,008       2,007
                      Pension withdrawal liability (3)            1,680        1,680          --           --          --
                      Environmental Contingencies (6)             5,210        1,265       3,092          312         541
                      Purchase obligations (4)                       --           --          --           --          --
                                                             ----------   ----------  ----------   ----------  ----------
                           Total contractual obligations     $   40,623   $   12,392  $   21,986   $    3,697  $    2,548
                                                             ==========   ==========  ==========   ==========  ==========

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Securities and Exchange Commission
June 24, 2005
Page 3

                  (5) We have variable interest rates on our Term Loan and
                      Revolving Credit of 1 1/2% and 1% over the prime rate of interest, respectively, and as such we have made certain assumptions in estimating future interest payments on this variable interest rate debt. We assume a renewal of the debt at March 31, 2005 at a .5% reduction in the interest rate, a 1.25% increase in prime rate during 2005, and prime rate increases of .5% annually. We also anticipate increasing our Term Loan balance at June 30, 2005, to the original loan balance of $7,000,000. Additionally, we assume a full repayment of our Revolving Credit by December 2006, and full repayment of our Term Loan by May of 2008.

                  (6) The environmental contingencies and related assumptions are discussed further in the Environmental Contingencies section of this Management's Discussion and Analysis, and are based on estimated cash flow spending for these liabilities.

Consolidated Statement of Cash Flows, page 51

2. We note your classification of $192,000 related to the issuance of common stock for services in non-cash investing and financing activities. Tell us the nature of the services provided and why this amount is not more appropriately reflected as an adjustment to reconcile net loss to net cash flows provided by operating activities within your consolidated statement of cash flows.

Response:             The $192,000 of common stock issued for services, is
                      related to issuance of common stock for payment of fees to our board of directors. We separated that amount out in the supplemental information as it was a non-cash issuance. In addition the amount is included as an adjustment of accrued expenses to arrive at net cash provided by operations. In future filings we will eliminate the supplemental disclosure and separate the amount from the accrued expense adjustment in the cash flow statement under operating cash flow.

                  The Consolidated Statements of Cash Flows is presented below for the fiscal years ended December 31, 2004, 2003, and 2002, as if the changes were made at that time. All changes to the disclosure are highlighted in bold.

Securities and Exchange Commission
June 24, 2005
Page 4

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the years ended December 31

     (Amounts in Thousands)                                                       2004          2003          2002
     ----------------------------------------------------------------------    ----------    ----------    ----------
     Cash flows from operating activities:
         Net income (loss)                                                     $  (19,361)   $    3,118    $    2,202
             Adjustments to reconcile net income (loss) to cash provided by
             (used in) operations:
         Depreciation and amortization                                              4,631         4,237         3,738
         Debt discount amortization                                                   838           324            --
         Provision for bad debt and other reserves                                    224           271           697
          (Gain)loss on disposal/impairment of plant, property and equipment          994            (4)           19
          Intangible asset impairment                                               9,002            --            --
         Issuance of Common Stock for services                                        192            34           120
         Discontinued operation                                                     9,162          (292)          772
         Changes in assets and liabilities, of continuing operations net of effects from business acquisitions:
         Accounts receivable                                                       (1,636)       (2,382)       (5,379)
         Prepaid expenses, inventories and other assets                               827          (741)         (267)
         Accounts payable, accrued expenses and unearned revenue                    2,024          (606)        3,711
                                                                               ----------    ----------    ----------
            Net cash provided by operations                                         6,897         3,959         5,613

     Cash flows from investing activities:
         Purchases of property and equipment, net                                  (2,733)       (2,126)       (4,548)
         Proceeds from sale of plant, property and equipment                           (3)           17            10
         Change in restricted cash, net                                                (2)          (13)           (6)
         Change in finite risk sinking fund                                          (991)       (1,234)           --
         Cash used for acquisition consideration, net of cash acquired             (2,903)           --            --
            Cash used in discontinued operations                                     (122)          (52)         (213)
                                                                               ----------    ----------    ----------
            Net cash used in investing activities                                  (6,754)       (3,408)       (4,757)

     Cash flows from financing activities:
          Net borrowings (repayments) of revolving credit                          (2,755)          494            78
          Principal repayments of long term debt                                   (8,535)       (3,530)       (2,094)
          Proceeds from issuance of stock                                          10,951         2,684           512
                                                                               ----------    ----------    ----------
            Net cash used in financing activities                                    (339)         (352)       (1,504)
                                                                               ----------    ----------    ----------
     Increase (decrease) in cash                                                     (196)          199          (648)
     Cash at beginning of period                                                      411           212           860
                                                                               ----------    ----------    ----------
     Cash at end of period                                                     $      215    $      411    $      212
                                                                               ==========    ==========    ==========

        ---------------------------------------------------------------------------------------------------------

     Supplemental disclosure:
          Interest paid                                                        $    1,920    $    2,381    $    2,569
     Non-cash investing and financing activities:
          Issuance of Common Stock for payment of dividends                           125           125           125
          Interest rate swap valuation                                                 89            85            57
          Long-term debt incurred for purchase of property and equipment              320         1,284         1,061

Operating Segments, page 81

3. Please reconcile for each period presented your segment profit or loss to your consolidated income before income taxes, discontinued operations, and the cumulative effect of changes in accounting principles. See paragraph 32.b. of SFAS 131.

Response:             In our annual financial statement footnotes we have
                      historically reported our "segment profit (loss)" as consolidated income before income taxes, discontinued operations and cumulative effect of changes in accounting principles, but have included preferred dividends as it is an allocated amount. In future filings we will eliminate preferred dividends from our segment profit amount, and thus the segment profit or loss will tie directly to the consolidated income before income taxes, discontinued operations and cumulative effect of changes in accounting principles reported in our Consolidated Statements of Operations, and there will be no need for a reconciliation.

Securities and Exchange Commission
June 24, 2005
Page 5

                      The Segment Reporting tables in Note 15 Operating Segments are presented below for the fiscal years ended December 31, 2004, 2003, and 2002, as if the changes were made at that time. All changes to the disclosure are highlighted in bold.

     Segment Reporting December 31, 2004

                                     Industrial        Nuclear
                                        Waste           Waste                          Segments      Corporate(2)      Consolidated
                                      Services        Services        Engineering        Total         and Other          Total
                                    -------------   -------------    -------------   -------------   -------------    -------------
     Revenue from external
         customers                  $      37,490   $      42,679(3) $       3,204   $      83,373   $          --    $      83,373
     Intercompany revenues                  2,410           3,480              444           6,334              --            6,334
     Interest income                            3              --               --               3              --                3
     Interest expense                         787           1,195               --           1,982              38            2,020
     Interest expense-financing
        fees                                   --             194               --             194           1,997            2,191
     Depreciation and amortization          1,910           2,657               29           4,596              35            4,631
     Impairment loss on intangible
         assets                            (9,002)             --               --          (9,002)             --           (9,002)
     Segment profit (loss)                (14,624)          6,234               59          (8,331)         (1,217)          (9,548)
     Segment assets(1)                     27,912          60,642            2,261          90,815           9,640(4)       100,455
     Expenditures for segment
         assets                               828           2,115               48           2,991              62            3,053


     Segment Reporting December 31, 2003

                                     Industrial        Nuclear
                                        Waste           Waste                          Segments      Corporate(2)      Consolidated
                                      Services        Services        Engineering        Total         and Other          Total
                                    -------------   -------------    -------------   -------------   -------------    -------------
     Revenue from external
        customers                   $      38,512   $      37,418(3) $       3,223   $      79,153   $          --    $      79,153
     Intercompany revenues                  3,675           2,704              510           6,889              --            6,889
     Interest income                            6              --               --               6               2                8
     Interest expense                         696           1,915               (7)          2,604             200            2,804
     Interest expense-financing
        fees                                   --               3               --               3           1,067            1,070
     Depreciation and amortization          1,639           2,490               35           4,164              73            4,237
     Segment profit (loss)                 (1,373)          4,789              228           3,644              --            3,644
     Segment assets (1)                    31,852          58,992            2,189          93,033          17,182(4)       110,215
     Expenditures for segment
        assets                              1,191           1,825               50           3,066             344            3,410

     Segment Reporting December 31, 2002

                                     Industrial        Nuclear
                                        Waste           Waste                          Segments      Corporate(2)      Consolidated
                                      Services        Services        Engineering        Total         and Other          Total
                                    -------------   -------------    -------------   -------------   -------------    -------------
     Revenue from external
        customers                   $      32,015   $      42,260(3) $       3,503   $      77,778   $          --    $      77,778
     Intercompany revenues                  4,970           4,053              164           9,187              --            9,187
     Interest income                           15              --               --              15               1               16
     Interest expense                         622           2,188                1           2,811              31            2,842
     Interest expense-financing
        fees                                   --               8               --               8           1,036            1,044
     Depreciation and amortization          1,467           2,148               40           3,655              83            3,738
     Segment profit (loss)                 (3,373)          5,707              343           2,677              --            2,677
     Segment assets(1)                     30,291          59,035            2,189          91,515          14,310(4)       105,825
     Expenditures for segment
        assets                              2,543           2,843               12           5,398             211            5,609

Securities and Exchange Commission
June 24, 2005
Page 6

Controls and Procedures, page 84

4. Please disclose any change in internal control over financial reporting identified in connection with your evaluation of disclosure controls and procedures during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Alternatively, you may disclose that no such changes have occurred. See Item 308(c) of Regulation S-K.

Response:             We did not have any changes to our internal controls over
                      financial reporting that had a material effect over our internal controls over financial reporting, during the fourth quarter of 2004. We will disclose in future filings any material changes in our internal controls over financial reporting.

Thank you for your attention to this matter. If you have any questions you may contact me at 352-395-1351.

Sincerely,

/s/ Richard T. Kelecy
-----------------------
Richard T. Kelecy
Chief Financial Officer

cc:    Bret Johnson
       Dr. Louis F. Centofanti
       Irwin Steinhorn
       Jeffrey Balmer

RTK/tk